Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Successor(1)					Predecessor(1)
	Year Ended December 31,				Eight Months Ended December 31,	Four Months Ended April 30,
(in millions, except for ratio data)	2011(2)	2010(3)	2009(4)	2008(5)	2007	2007(6)
Earnings (loss) before income taxes	769	608	(1,581)	(9,041)	525	1,294
Add (deduct):
Fixed charges from below	1,202	1,315	1,416	805	432	285
Capitalized interest	(9)	(6)	(12)	(23)	(8)	(3)
Earnings (loss) as adjusted	$1,962	$1,917	$(177)	$(8,259)	$949	$1,576

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	1,122	1,226	1,290	728	398	265
Portion of rental expense representative of the interest factor	80	89	126	77	34	20
Fixed charges	1,202	1,315	1,416	805	432	285

Ratio of earnings to fixed charges(7)	1.63	1.46	(0.13)	(10.26)	2.20	5.53

(1)
References to “Successor” refer to Delta on or after May 1, 2007, after giving effect to (1) the cancellation of Delta common stock issued prior to the effective date of Delta's emergence from bankruptcy on April 30, 2007; (2) the issuance of new Delta common stock and certain debt securities in accordance with Delta's Joint Plan of Reorganization; and (3) the application of fresh start reporting. References to “Predecessor” refer to Delta prior to May 1, 2007.

(2)
Includes (a) $242 million in restructuring and other items primarily related to (i) severance costs associated with voluntary workforce reduction programs offered to align staffing with planned capacity reductions and (ii) charges related to our facilities consolidation and fleet assessments and (b) $68 million due to a loss on extinguishment of debt. Additionally, interest expense includes $193 million in net debt discount amortization primarily as a result of adjusting our debt and capital lease obligations to fair value in purchase accounting upon our merger with Northwest.

(3)
Includes (a) $450 million in restructuring and other items primarily associated with (i) Northwest and the integration of Northwest operations into Delta and (ii) asset impairment charges related to the initiative to substantially reduce our 50-seat aircraft fleet and retired dedicated freighter aircraft and (b) $401 million primarily due to a loss on extinguishment of debt. Additionally, interest expense includes $216 million in net debt discount amortization primarily as a result of adjusting our debt and capital lease obligations to fair value in purchase accounting upon our merger with Northwest.

(4)
Includes (a) $407 million in restructuring and other items associated with (i) Northwest and the integration of Northwest operations into Delta and (ii) severance and related costs, and (b)$83 million due to a loss on extinguishment of debt. Additionally, interest expense includes $370 million in net debt discount amortization primarily as a result of adjusting our debt and capital lease obligations to fair value in purchase accounting upon our merger with Northwest.

(5)
Includes (a) $7.3 billion non-cash charge from an impairment of goodwill and other intangible assets and (b) $1.1 billion in primarily non-cash merger-related charges relating to the issuance or vesting of employee equity awards in connection with our merger with Northwest.

(6)	Includes a $1.2 billion non-cash gain for reorganization items.

(7)	For the years ended December 31, 2009 and 2008, earnings were not sufficient to cover fixed charges by $1.6 billion and $9.1 billion, respectively.